April 7, 2016

From: Guy Yachin

To:       Board of Directors, Peak Pharmaceuticals

Cc:       Neil Reithinger, Gary Joiner

Dear Board of Directors,

This letter is to inform you that I resign as a director of Peak Pharmaceuticals, effective immediately.

My resignation is not the result of a disagreement with the Company on any matter relating to its operations, policies or practices.

Kind regards,

Guy Yachin